SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __________ )(1)

HKN, Inc.

(Name of Issuer)

Common Stock par value $0.01 per share

(Title of Class of Securities)

40420K103

(CUSIP Number)

Brean Murray Carret Group Inc.
Tropic Isle Building, P.O. Box 3331
Road Town, Tortola
British Virgin Islands, VG 1110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9 Pages)

(1)
The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  ExchangeAct of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

CUSIP No. 40420K103	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Lyford Investments Enterprises Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

CO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER
		Common - 165,393

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		Common - 165,393
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

165,393

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.25%

14	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40420K103	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

AEF Finance Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

CO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER
		Common - 165,393

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		Common - 165,393
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

165,393

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.25%

14	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40420K103	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

UniPureEnergy Acquisition Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

CO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER
		Common - 62,164

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		Common - 62,164
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,164

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.50%

14	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40420K103	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Quadrant Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

CO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER
		Common - 36,768

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		Common - 36,768
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,768

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.17%

14	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40420K103	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brean Murray Carret Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF	8	SHARED VOTING POWER
SHARES		Common - 264,325
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		Common - 264,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

264,325

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.92%

14	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40420K103	13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Wayne Quasha

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

	7	SOLE VOTING POWER
		0

NUMBER OF	8	SHARED VOTING POWER
SHARES		Common - 264,325
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		0
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		Common - 264,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

264,325

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.92%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40420K103	13D	Page 8 of 11 Pages

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, $0.01 par value (the “Common Stock”), of HKN, Inc. (the “Issuer”), whose principal executive offices are located at 180 State Street, Suite 200, Southlake, TX 76092.

Item 2. Identity and Background.

This statement on Schedule 13D (the "Statement") is being jointly filed by each of the following persons (being herein collectively referred to as the "Reporting Persons") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the Common Stock: Brean Murray Carret Group Inc., a British Virgin Islands company ("Brean"); Lyford Investments Enterprises Ltd., a British Virgin Islands company ("Lyford"); AEF Finance Ltd., a British Virgin Islands company ("AEF");UniPureEnergy Acquisition Ltd., a British Virgin Islands company ("UEA"); Quadrant Management, Inc., a Delaware corporation ("Quadrant"); and Wayne Quasha ("Quasha") as the beneficial owner of the WQ, AQ and JQ Trusts.

The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) of the Act.

Previously, Lyford, UEA and Quadrant reported beneficial ownership of 164,391, 62,164 and 36,768 shares of stock, respectively.

The Reporting Persons are filing this Statement because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Statement. Except as expressly otherwise set forth in this Statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

On October 9, 2011, Phyllis Quasha ceased to beneficially own all of the shares of Brean as a result of her death.  During her lifetime Mrs. Quasha settled the Everest Trust under which she was the beneficial owner of Brean. Subsequent to her death, Wayne Quasha settled the AQ, JQ and WQ trusts of which he is the beneficial owner and appointed the assets from the Everest Trust to these trusts making him the beneficial owner of Brean. The AQ, JQ and WQ trusts now owns all of the shares of Brean which controls UEA, AEF, Lyford and Quadrant. Vicali Services (BVI) Inc., a British Virgin Islands company ("Vicali"),is the sole director of Brean, and Susan V. Demers, a United States citizen ("Demers"), and Andrea J. Douglas, a citizen of New Zealand ("Douglas"), are the directors of Vicali.

Page 9 of 11 Pages

         The principal business address and principal business or occupation of each Reporting Person is as follows:

Name and Business Address	Principal Business or Occupation

Brean Murray Carret Group Inc.	Investment holding company
Tropic Isle Building
P.O. BOX 3331
Road Town, Tortola
British Virgin Islands VG 1110

AEF Finance Ltd.	Investment holding company
Tropic Isle Building
P.O. BOX 3331
Road Town, Tortola
British Virgin Islands VG 1110

Lyford Investments Enterprises Ltd.	Investment holding company
Tropic Isle Building
P.O. BOX 3331
Road Town, Tortola
British Virgin Islands VG 1110

UniPureEnergy Acquisition Ltd.	Investment holding company
Tropic Isle Building
P.O. BOX 3331
Road Town, Tortola
British Virgin Islands VG 1110

Quadrant Management, Inc.	Investment company
40 West 57th Street, 20th Floor
New York, NY 10019

Wayne Quasha	Investor
Lyford Suites
Suite 12
Lyford Cay Club
Nassau, New Providence
The Bahamas

Vicali Services (BVI) Inc.	Company administration
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Susan V. Demers	Attorney
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Andrea J. Douglas	Accountant
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

During the past five years, no Reporting Person and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On September 13, 2010, UEA and Quadrant elected to exercise the put option granted pursuant to the Securities Exchange Agreement the parties entered into, upon which HKN, Inc. issued 454,392 shares of additional restricted common stock to UEA and 89,358 shares of additional restricted common stock to Quadrant. On April 12, 2011, Lyford, UEA and Quadrant participated in a rights offering, upon which HKN, Inc. allocated 3,390,679 shares of common stock to Lyford, 1,282,180 shares of common stock to UEA And 95,129 shares of common stock to Quadrant. On June 3, 2011, HKN elected to purchase units pursuant to the Securities Exchange Agreement the parties entered into, upon which HKN, Inc. issued 1,245,373 shares of additional restricted common stock to Quadrant. On November 14, 2011, HKN elected to purchase the remaining units pursuant to the Securities Exchange Agreement the parties entered into, upon which HKN, Inc. issued 40,850 shares of additional restricted common stock to Quadrant.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock of the Issuer for general investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, including the availability of other investment opportunities, each Reporting Person may from time to time acquire additional shares of Common Stock that such Reporting Person now owns or may hereafter acquire.

Without limitation of the foregoing (and consistent with their investment purpose), the Reporting Persons will continue to consider alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions, in addition to that discussed above, may include making recommendations to members of management concerning various business strategies, acquisitions, policies, seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate.

Page 10 of 11 Pages

Item 5. Interest in Securities of the Issuer.

    (a) The Reporting Persons may be deemed to be a group according to the rules under the Act, and as such a group, may be deemed to beneficially own an aggregate of 264,325 shares of Common Stock as of May 2, 2012, which was approx. 65.92% of the outstanding Common Stock on such date (all computations of the percentage of Common Stock as reported in the Issuer's latest 10-Q statement, as filed with the Securities and Exchange Commission). As of July 15, 2013, each Reporting Person beneficially owns the following number of shares of Common Stock:

Name of Filing Person	Shares Beneficially Owned	Percent of Outstanding

AEF Finance Ltd.	165,393	41.25%

Lyford Investments Enterprises Ltd.	165,393	41.25%

UniPureEnergy Acquisition Ltd.	62,164	15.50%

Quadrant Management, Inc.	36,768	9.17%

Brean Murray Carret Group Inc.	264,325	65.92%

Wayne Quasha	264,625	65.92%

(b) Brean is deemed to have the power to vote or to direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by UEA, Lyford, AEF and Quadrant. Because of his relationship to Lyford, AEF, UEA & Quadrant as identified in Item 2 above, Quasha shares voting and dispositive power with regard to the Common Stock owned by UEA and Quadrant and, therefore, may be deemed to have indirect beneficial ownership of the Common Stock owned by UEA, Lyford, AEF and Quadrant.

(c) The following transactions were effective by the identified parties during the sixty days preceding the date of filing of this Schedule 13d:

Reporting Person	Date	Buy/Sell	No. of Shares	Price/Sh

Lyford Investments Enterprises

UniPureEnergy Acquisition Ltd.

Quadrant Management, Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein, none of the Reporting Persons, and none of the executive officers or directors of the Reporting Persons, has any contracts,  arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or vestment power over securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Joint Filing Agreement, dated July 15, 2013.

Page 11 of 11 Pages


SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

July 15, 2013

Brean Murray Carret Group, Inc.
By: Vicali Services (BVI) Inc.
Its Director
By:
Name: Susan V. Demers
Title: Director

AEF Finance Ltd.
By: Vicali Services (BVI) Inc.
Its Director
By:
Name: Susan V. Demers
Title: Director

Lyford Investments Enterprises Ltd.
By: Vicali Services (BVI) Inc.
Its Director
By:
Name: Susan V. Demers
Title: Director

UniPureEnergy Acquisition Ltd.
By: Vicali Services (BVI) Inc.
Its Director
By:
Name: Susan V. Demers
Title: Director

Quadrant Management, Inc.
Its Director
By:
Name: Marco Vega
Title: CFO

Wayne Quasha